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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genesis Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37182R102

(CUSIP Number)

Amy Wang, Esq.
6353 W. Sunset Boulevard, Suite 4006, Hollywood, CA 90028
(323) 960-3802

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   35702Q109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hamilton Atlantic
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

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The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the shares of common stock (the “Shares”) of Genesis Biopharma, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 1601 North Sepulveda Boulevard, #632, Manhattan Beach, CA 90266.

Item 2.	Identity and Background

This statement is filed on behalf of all persons and entities and participants of Hamilton Atlantic, an entity organized under the laws of the Cayman Islands (“Hamilton”).  Hamilton is referred to herein as the “Reporting Person.”

The Reporting Person is a privately held company formed for the purpose of acquiring certain intellectual property rights related to the development and commercialization of biotechnology drugs, primarily anti-CD55 antibodies that could be developed and commercialized for the treatment of cancer, including certain patents, patent applications, materials, and know-how (the “Intellectual Property”).  The address of the Reporting Person’s registered office is of The Harbour Trust Co. Ltd., One Capital Place, P.O. Box 897, George Town, Grand Cayman  KY1 - 1103, Cayman Islands.  Graham May and Amy Wang are Directors of the Reporting Person and as such have voting and dispositive power over the shares held by the Reporting Person.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received 20,960,016 Shares as consideration for the Intellectual Property purchased by the Issuer pursuant to the Asset Purchase Agreement dated March 15, 2010 by and among the Reporting Person, Issuer and the other signatories thereto.  On or around March 31, 2010, the Reporting Person distributed these Shares to its shareholders pursuant to the Share Distribution Agreement executed in March 2010.

Item 4.	Purpose of Transaction

The Reporting Person acquired Shares as consideration for the Intellectual Property purchased by the Issuer pursuant to the Asset Purchase Agreement dated March 15, 2010 by and among the Reporting Person, Issuer and the other signatories thereto.  On or around March 31, 2010, the Reporting Person distributed these Shares to its shareholders pursuant to the Share Distribution Agreement executed in March 2010.

Item 5.	Interest in Securities of the Issuer

	(a)	As of the date of the filing of this Amendment No. 1 to Schedule 13D, the Reporting Person owns no shares of common stock of the Issuer.

(b)
Graham May and Amy Wang, as Directors of the Reporting Person, have the power to vote and dispose of the Shares owned by the Reporting Person, but Mr. May and Ms. Wang disclaim beneficial ownership of the Shares owned by the Reporting Person.

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(c)	Not applicable.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.	Asset Purchase Agreement among Freight Management Corp. (renamed Genesis Biopharma, Inc.), Genesis Biopharma, Inc., Hamilton Atlantic and the other signatories thereto dated March 15, 2010(1).

2.	Share Distribution Agreement among Hamilton Atlantic and shareholders of Hamilton Atlantic dated March 9, 2010(2).
______________

(1)	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.
(2)	Incorporated by reference to the Exhibit to the Schedule 13D filed by the Reporting Person on March 26, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2010

HAMILTON ATLANTIC

By: /s/ Amy Wang

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